UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF No. 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 115th MEETING OF THE AUDIT AND CONTROL COMMITTEE OF TELEFÔNICA BRASIL S.A., HELD ON OCTOBER 25, 2018

1.            DATE, TIME, AND PLACE: On the twenty-fifth (25th) day of October, 2018, at 5:00 pm, at the corporate headquarters of Telefônica Brasil S.A. (the "Company"), located at Avenida Engenheiro Luiz Carlos Berrini, 1376, 32nd floor, Lado B, Viva Tudo room, Bairro Cidade Monções, in the City of São Paulo, State of São Paulo.

2.            CALL NOTICE AND ATTENDANCE: A call notice was sent out, in accordance with the Internal Rules of the Company's Board of Directors and Technical and Advisory Committees (the “Rules"). All of the members of the Audit and Control Committee of the Company (the "Committee”) were present, namely: José Maria Del Rey Osorio, Chairman of the Committee; Antonio Gonçalves de Oliveira, Committee Member, and Narcís Serra Serra, Committee Member, and there is therefore a quorum under the terms of the Rules. Also present was the Finance and Investor Relations Officer, Mr. David Melcon Sanchez-Friera; the Vice-President of Corporate Affairs, Ms. Camilla Tedeschi de Toledo Tápias; and the Corporate and Business Affairs Officer, Ms. Carolina Simões Cardoso, as Secretary of the Meeting.

3.         CHAIRMAN AND SECRETARY: José Maria Del Rey Osorio - Chairman of the Meeting; and Carolina Simões Cardoso - Secretary of the Meeting.

4.       AGENDA: Studies were reviewed for the merger into the Company of its wholly-owned subsidiary Telefônica Data S.A. ("TDATA") (the "Merger").

It was stated that the purpose of the Merger is to standardize the rendering of services, as well as to simplify the Company's current organizational and corporate structure.

The documents related to the transaction were highlighted as follows:

(i)           appraisal report of TDATA's shareholders’ equity, valuated based on its book value on September 30, 2018, which establishes that the value of TDATA's shareholders' equity to be merged into the Company is one billion, six hundred and ninety-one million, four hundred and thirty-five thousand, six hundred and twenty-five Brazilian Reais and forty-seven cents (R$ 1,691,435,625.47), prepared by the specialized valuation firm BDO RCS Auditores Independentes S.S., for the purposes of the merger of TDATA's shareholders' equity into the Company (the "TDATA Appraisal Report");

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF n.º 02.558.157/0001-62 - NIRE 35.3.0015881-4

(ii)          draft of the Instrument of Justification and Protocol of Merger of TDATA into the Company, to be entered into between TDATA and the Company, with the purpose of merging TDATA into the Company (the "Protocol of Merger”); and

(iii)         draft of the Company's restated Bylaws, with an amendment of article 2 of the Company's Bylaws.

In addition, the members of this Committee were informed of the need, in due course, to convene an Extraordinary General Meeting to approve the Merger.

It was clarified that such documents shall be duly submitted to the Audit Committee and to the Board of Directors, for a review of the resolution.

The members of the Committee, having reviewed such documents, decided to recommend to the Board of Directors, upon actual submission of the item for analysis by that body, the approval of the Merger transaction presented, together with the respective documents listed above.

5.         CLOSING: There being no further business to be discussed, the Chairman of the Committee declared the meeting adjourned and these minutes were drawn up. São Paulo, October 25, 2018.

_______________________________	_______________________________
José Maria Del Rey Osorio Chairman of the Oversight and Control Committee	Antonio Gonçalves de Oliveira
__________________________________	_________________________________
Narcís Serra Serra	Carolina Simões Cardoso Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 29, 2018	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director